UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

The Middleton Doll Company
(Name of Issuer)
Common Stock
(Title of Class of Securities)
060003100
(CUSIP Number)
June 30, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

__________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 060003100	SCHEDULE 13G	PAGE 2 OF 8 PAGES

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thomas Evans

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable

(a)	[ ]
(b)	[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5.	SOLE VOTING POWER

		366,903

NUMBER OF	6.	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY EACH
REPORTING
PERSON WITH	7.	SOLE DISPOSITIVE POWER

		366,903

	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

366,903

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not Applicable [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP NO. 060003100	SCHEDULE 13G	PAGE 3 OF 8 PAGES

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sarah E. Schonath Irrevocable Trust, dated December 31, 1996

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable

(a)	[ ]
(b)	[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Wisconsin

	5.	SOLE VOTING POWER

		183,452

NUMBER OF	6.	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY EACH
REPORTING
PERSON WITH	7.	SOLE DISPOSITIVE POWER

		183,452

	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

183,452

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not Applicable [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Trust)

CUSIP NO. 060003100	SCHEDULE 13G	PAGE 4 OF 8 PAGES

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Emily A. Schonath Irrevocable Trust, dated December 31, 1996

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable

(a)	[ ]
(b)	[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Wisconsin

	5.	SOLE VOTING POWER

		183,451

NUMBER OF	6.	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY EACH
REPORTING
PERSON WITH	7.	SOLE DISPOSITIVE POWER

		183,451

	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

183,451

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not Applicable [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Trust)

CUSIP NO. 060003100	SCHEDULE 13G	PAGE 5 OF 8 PAGES

Item 1.

(a)	Name of Issuer

The Middleton Doll Company

(b)	Address of Issuer’s Principal Executive Offices

W239 N1700 Busse Road Waukesha, WI 53188-1160

Item 2.

(a)	Name of Person Filing

This statement is filed on behalf of Thomas Evans, the Sarah E. Schonath Irrevocable Trust, dated December 31, 1996 and the Emily A. Schonath Irrevocable Trust, dated December 31, 1996. Thomas Evans is the sole trustee of the Sarah E. Schonath Irrevocable Trust, dated December 31, 1996 and the Emily A. Schonath Irrevocable Trust, dated December 31, 1996.

(b)	Address of Principal Business Office or, if none, Residence

Thomas Evans	Sarah E. Schonath Irrevocable Trust
132 Coy Street	Emily A. Schonath Irrevocable Trust
Mankato, MN 56001	132 Coy Street
Mankato, MN 56001
(c)	Citizenship

Thomas Evans is a United States citizen. Each of the Sarah E. Schonath Irrevocable Trust, dated December 31, 1996 and the Emily A. Schonath Irrevocable Trust, dated December 31, 1996 was formed under the laws of Wisconsin.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

060003100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

CUSIP NO. 060003100	SCHEDULE 13G	PAGE 6 OF 8 PAGES

Item 4.	Ownership

(a)-(c)	Information concerning the amount and percentage of shares of Common Stock beneficially owned by each reporting person is set forth below and is based upon the number of shares of Common Stock outstanding on February 28, 2006.

Reporting Person	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Aggregate Beneficial Ownership	Percentage of Outstanding Shares of Common Stock
Thomas Evans	366,903(1)(2)	0	366,903	9.8%
Sarah E. Schonath Irrevocable Trust,
dated December 31, 1996	183,452	0	183,452	4.9%
Emily A. Schonath Irrevocable Trust,
dated December 31, 1996	183,451	0	183,451	4.9%

(1)	Includes 183,452 shares held by the Sarah E. Schonath Irrevocable Trust, dated December 31, 1996, of which Thomas Evans is sole trustee.
(2)	Includes 183,451 shares held by the Emily A. Schonath Irrevocable Trust, dated December 31, 1996, of which Thomas Evans is sole trustee.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

CUSIP NO. 060003100	SCHEDULE 13G	PAGE 7 OF 8 PAGES

Exhibits.

Exhibit 1	Agreement to file Schedule 13G jointly.

SIGNATURE

        After reasonable inquiry and to the best of his/her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 20, 2006

/s/ Thomas Evans
Thomas Evans
SARAH E. SCHONATH IRREVOCABLE TRUST, DATED DECEMBER 31, 1996
By: /s/ Thomas Evans
Thomas Evans, Trustee
EMILY A. SCHONATH IRREVOCABLE TRUST, DATED DECEMBER 31, 1996
By: /s/ Thomas Evans
Thomas Evans, Trustee

CUSIP NO. 060003100	SCHEDULE 13G	PAGE 8 OF 8 PAGES

Exhibit 1

AGREEMENT

        AGREEMENT dated as of April 20, 2006 among Thomas Evans, the Sarah E. Schonath Irrevocable Trust, dated December 31, 1996 and the Emily A. Schonath Irrevocable Trust, dated December 31, 1996.

        WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing:

        NOW, THEREFORE, the undersigned hereby agree as follows:

        1.        The Schedule 13G with respect to The Middleton Doll Company, to which this is attached as Exhibit 1, is filed on behalf of Thomas Evans, the Sarah E. Schonath Irrevocable Trust, dated December 31, 1996 and the Emily A. Schonath Irrevocable Trust, dated December 31, 1996.

        2.        Each of Thomas Evans, the Sarah E. Schonath Irrevocable Trust, dated December 31, 1996 and the Emily A. Schonath Irrevocable Trust, dated December 31, 1996 is responsible for the completeness and accuracy of the information concerning such person contained therein; provided that each person is not responsible for the completeness or accuracy of the information concerning any other person making such filing.

        IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

/s/ Thomas Evans
Thomas Evans
SARAH E. SCHONATH IRREVOCABLE TRUST, DATED DECEMBER 31, 1996
By: /s/ Thomas Evans
Thomas Evans, Trustee
EMILY A. SCHONATH IRREVOCABLE TRUST, DATED DECEMBER 31, 1996
By: /s/ Thomas Evans
Thomas Evans, Trustee